

DOJO+ INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019.

(Unaudited)



Balance Sheets

Assets

CURRENT ASSETS	2020	2019
Cash and Cash Equivalents	$ 74.43	$ 1,837.90
Pre-Paid Expenses	$ 0.00	$ 0.00
Accounts Receivable	$ 0.00	$ 0.00
TOTAL ASSETS	**$ 74.43**	**$ 1,837.90**

Liabilities

CURRENT LIABILITIES	2020	2019
Accounts Payable	$ 0.00	$ 0.00
TOTAL LIABILITIES	**$ 0.00**	**$ 0.00**

Equity

EQUITY	2020	2019
Total Investment for all prior years	$ 34,918.45	$ 33,798.45
Retained Earnings		
Profit for all prior years	-$ 32,121.17	-$ 32,121.17
Profit Per Year	-$ 2,883.47	-$ 32,121.17
Equity	$ 160,62	$ 160.62
Total Retained Earnings	**-$ 34,844.02**	**-$ 31,960.55**
TOTAL EQUITY	**$ 74.43**	**$ 1,837.90**



Statement of Operations

OPERATING INCOME	2020	2019
Consulting Income	$ 2,250.01	$ 0.00
COST OF GOODS SOLD	**$ 0.00**	**$ 0.00**
GROSS PROFIT	**$ 2,250.01**	**$ 0.00**
As a percentage of Total Income	100.00%	0.00%

OPERATING EXPANSES	2020	2019
Accounting Fees	$ 119.00	$ 22.95
Advertising & Promotion	$ 40.60	$ 19.61
Computer - Hardware	$ 234.18	$ 3,634.79
Computer - Hosting	$ 868.75	$ 422.51
Computer - Internet	$ 0.00	$ 62.17
Computer - Software	$ 513.04	$ 747.60
Education & Training	$ 790.00	$ 0.00
Payroll - Development	$ 1,900.00	$ 26, 297.54
Telephone - SMS Services	$ 667.91	$ 0.00
Professional Fees - Attorney	$ 0.00	$ 914.00
NET PROFIT	**-$ 2,883.47**	**-$ 32,121.17**
As a percentage of Total Income	-128.15%	0.00%



DOJO+

Consolidated Statement of Shareholders' Equity

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL	RETAINED EARNINGS	
	SHARES	AMOUNT	SHARES	AMOUNT	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BEGINNING BALANCE APRIL 2, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	5,000,000	$ 50.00					
Stock-Based Compensation	1,000,000	$ 10.00					
Vesting of Stock Warrants							
Cost of Issuance of Common Stock							
Net Income							
BALANCE AT DECEMBER 31, 2019	6,000,000	$ 60.00			$ 33,798.45	($ 31,960.55)	$ 1,837.90
Issuance of Stock							
Conversion of SAFE Notes							
Stock-Based Compensation							
Net Income					$ 2,250.01		
BALANCE AT DECEMBER 31, 2020	**6,000,000**	**$ 60.00**			$ 1,120.00	($ 34,844.02)	$ 74.43



Statement of Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES	2020	2019
Net Income (Loss) For The Period	$ 2,250.01	$ 0.00
Change in Expenses	-$ 2,443.48	-$ 5,621.46
Change in Payables	-$ 1,900.00	-$ 26,297.54
NET CASH FLOWS FROM OPERATING ACTIVITIES	**-$ 2,093.47**	**-$ 31,919.00**

CASH FLOWS FROM FINANCING ACTIVITIES	2020	2019
Loans and Lines of Credit	$ 0.00	$ 0.00
Owner or Shareholders Investment	$ 330.00	$ 33,756.90
NET CASH FLOWS FROM FINANCING ACTIVITIES	**$ 330.00**	**$ 33,756.90**

OVERVIEW	2020	2019
Total Starting Balance	**$ 1,837.90**	**$ 0.00**
	AS OF 2020-01-01	AS OF 2019-01-01
Gross Cash Inflow	$ 2,581.35	$ 33,757.52
Gross Cash Outflow	$ 4,344.82	$ 31,919.62
NET CASH CHANGE	**-$ 1,763.47**	**$ 1,837.90**
	AS OF 2020-12-31	AS OF 2019-12-31



NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

DOJO PLUS INC. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a social networking platform and derives revenue from membership fees, advertising, and marketplace fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020, and December 31, 2019, the Company's cash positions include its operating bank account.



d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.